UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated February 23, 2009, reporting its Chairman and CEO Acquired Significant Stakes in the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image System’s
Chairman and CEO Acquire Significant Stakes in the Company

Tel Aviv, Israel, February 23, 2009 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of intelligent document recognition, today announced that Mr. Izhak Nakar, Chairman of the Board of Directors, and Dr. Ido Schechter, CEO, purchased the full shareholdings of Charterhouse Group International, amounting to a total of 1,687,810 shares in Top Image Systems.

Dr. Ido Schechter purchased 405,075 shares amounting to 4.5% of the outstanding shares of the Company. Mr. Izhak Nakar purchased 1,282,735 shares (14.4% of the outstanding shares), through an investment company under his full control that specialises in investment in high technology companies.

Mr. Izhak Nakar, Chairman, commented, “The purchase of a large block of shares by myself and the CEO, removes an overhang in the market and sends a strong message that we believe in TIS’ long-term and successful future. We have both become major stakeholders in the Company. We will continue to work hard to bring success to TIS and ultimately increase shareholder value.”

About Top Image Systems
Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

Company Contact
Adi Bar-Lev (adi@TopImageSystems.com)
Director of Public and Investor Relations
Top Image Systems Ltd.
Tel: +972 3 767 9114